September 16, 1998



Sparrow Funds
225 S. Meramec Avenue, Suite 732
St. Louis, Missouri  63105

Gentlemen:

     The undersigned hereby purchases 10,000 shares of Sparrow Growth Fund at $10.00 per share, representing a total investment of $100,000 in the shares of the series of Sparrow Funds. The undersigned hereby represents that (i) such purchase is for investment purposes, and (ii) the undersigned has no present intention of redeeming or selling said shares.



                                                 /S/ Gerald R. Sparrow
                                                Gerald R. Sparrow